FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated August 14, 2007.

Exhibit 1

DRYSHIPS INC., ANNOUNCES DATE FOR THE RELEASE OF SECOND QUARTER AND SIX MONTHS 2007 RESULTS, CONFERENCE CALL  AND WEBCAST.

Earnings Release: Tuesday, August 21, 2007, after 4:00 p.m. EDT

Conference Call and Webcast: Wednesday, August 22, 2007, at 10:00 a.m. EDT

August 14, 2007 – ATHENS, Greece – DryShips Inc.,(NASDAQ: DRYS) announced today that it will release its results for the second quarter and six months ended June 30, 2007, after the market closes in New York on Tuesday August 21, 2007.

DryShips’ management team will host a conference call on Wednesday, August 22, 2007, at 10:00 a.m., Eastern Daylight Saving Time (EDT) to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819- 7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452- 542 301 (from outside the US.) Please quote "DryShips".

In case of any problem with the above numbers, please dial 1(866) 223-0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) (0) 1452- 586 -513 (from outside the US.) Quote "DryShips".

A replay of the conference call will be available until August 29th, 2007.

The United States replay number is 1(866) 247-4222; from the UK 0(800) 953 –1533; the standard international replay number (+44) (0) 1452- 55 00 00 and the access code required for the replay is: 2133051#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the DryShips, Inc. website (www.dryships.com.) Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips

DryShips Inc. is an international provider of drybulk cargo marine transportation services. Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 35 drybulk carriers comprising 5 Capesize, 27 Panamax, 1 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 3 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc., with the U.S. Securities and Exchange Commission.

Visit our website at www.dryships.com

Email: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: August 14, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer